UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated December 31, 2012 relating to the poll results of Extraordinary General Meeting of the Company held on December 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and
Company Secretary

Dated: December 31, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING

HELD ON 31 DECEMBER 2012

The board of directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) is pleased to announce that all the resolutions proposed at the extraordinary general meeting (the “EGM”) of the Company held on 31 December 2012 were voted by the shareholders of the Company (the “Shareholders”) by way of poll. The poll results in respect of all the resolutions at the EGM are as follows:-

Special Resolution		Number of Votes (%)
		For	Against
1.	To approve the change of name of the Company from “City Telecom (H.K.) Limited ” to “Hong Kong Television Network Limited ”.	599,908,298 (99.905285%)	568,740 (0.094715%)

Ordinary Resolution		Number of Votes (%)
		For	Against
2.	To approve and adopt the 2012 Share Option Scheme.	544,463,981 (90.671907%)	56,013,057 (9.328093%)

As more than 75% of the votes were cast in favour of the above special resolution and more than 50% of the votes were cast in favour of the above ordinary resolution, all the above special resolution and the ordinary resolution were passed as special resolution and ordinary resolution at the EGM respectively.

As at the date of the EGM, the total number of shares in issue of the Company was 809,016,643 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the EGM. There were no restrictions on any Shareholders casting votes on any of the proposed resolutions at the EGM.

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Computershare Hong Kong Investor Services Limited, the Company’s share registrar, was appointed as the scrutineer for the vote-taking at the EGM.

By Order of the Board
City Telecom (H.K.) Limited
Wong Nga Lai, Alice
Executive Director, Chief Financial Officer
and Company Secretary

Hong Kong, 31 December 2012

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

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